UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

11025 Equity Dr., Ste. 150

Houston, Texas 77041

United States of America

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, April 15, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including April 8, 2024, through April 12, 2024, the Company purchased a total of 183,635 shares at an average price of $52.68 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
8-Apr-24	OSE	4,060	52.61	213,596
8-Apr-24	NYSE	31,940	53.03	1,693,679
9-Apr-24	OSE	3,000	53.01	159,017
9-Apr-24	NYSE	34,068	52.70	1,795,506
10-Apr-24	OSE	2,840	52.87	150,145
10-Apr-24	NYSE	33,227	53.00	1,760,961
11-Apr-24	OSE	3,407	52.83	179,978
11-Apr-24	NYSE	33,843	52.57	1,779,286
12-Apr-24	OSE	4,000	53.06	212,224
12-Apr-24	NYSE	33,250	52.02	1,729,628
Period Total	OSE	17,307	52.87	914,959
	NYSE	166,328	52.66	8,759,061
	Total	183,635	52.68	9,674,020
Previously Disclosed Buybacks under the Program (Accumulated)	OSE	415,109	45.39	18,843,087
	NYSE	2,741,784	45.72	125,367,547
	Total	3,156,893	45.68	144,210,635
Program Total	OSE	432,416	45.69	19,758,046
	NYSE	2,908,112	46.12	134,126,608
	Total	3,340,528	46.07	153,884,654

The issuer’s holding of own shares: 3,340,528

Following the completion of the above transactions, the Company owned a total of 3,340,528 of its own shares, corresponding to 4.51% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: April 15, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.